Exhibit 99.2

Seanergy Maritime Reports Financial Results for the Fourth Quarter and Twelve Months Ended December 31, 2022

Highlights	Quarterly		Full Year
(in million USD except EPS)	Q4 2022	Q4 2021	FY 2022	FY 2021
Net Revenues	$28.5	$56.7	$125.0	$153.1
Net Income	$0.5	$20.6	$17.2	$41.3
Adjusted Net Income[1]	$0.9	$27.9	$23.3	$53.3
EBITDA[1]	$12.0	$31.5	$59.5	$78.9
Adjusted EBITDA[1]	$12.5	$38.8	$65.6	$90.1

Earnings per Share (EPS) Basic1,[2]	$0.03	$1.21	$0.97	$2.70
Earnings per Share (EPS) Diluted[1,2]	$0.03	$1.01	$0.96	$2.16
Adjusted EPS Basic[1,2]	$0.05	$1.63	$1.33	$3.48
Adjusted EPS Diluted[1,2]	$0.05	$1.36	$1.32	$2.78

Other Highlights and Developments:

■	Quarterly cash dividend of $0.025 per share for Q4 2022 - resulting in total cash dividends of $1.275 per share or $22.9 million declared since April 2022.
■	Spin-off of United Maritime Corporation (NASDAQ: USEA) to our shareholders in July 2022 with implied value of $0.34[3] per Seanergy share.
■	Total buybacks of common shares and convertible securities of $35.5 million since December 2021.
■	Acquired two modern Japanese Capesize bulkers and disposed of the three oldest Capesize vessels, reducing the average age of the fleet.
■	Financing and refinancing transactions of $124.8 million with improved pricing and overall terms.
■	Regained compliance with the Nasdaq minimum bid price requirement following a 10:1 reverse stock split.

March 14, 2023 - Athens, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), announced today its financial results for the fourth quarter and twelve months ended December 31, 2022. The Company also declared a quarterly dividend of $0.025 per share for the fourth quarter of 2022.

For the quarter ended December 31, 2022, the Company generated Net Revenues of $28.5 million, compared to $56.7 million in the fourth quarter of 2021. Adjusted EBITDA for the quarter was $12.5 million, compared to $38.8 million in the same period of 2021. Net Income and Adjusted Net Income for the quarter were $0.5 million and $0.9 million, respectively, compared to Net Income of $20.6 million and Adjusted Net Income of $27.9 million in the fourth quarter of 2021. The daily Time Charter Equivalent (“TCE”4 ) of the fleet for the fourth quarter of 2022 was $17,294, compared to $36,642 in the same period of 2021.

1 Adjusted EPS, Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted EPS, Adjusted Net Income, EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 All references to number of shares, share prices, warrant prices and “per share” figures in this document are on a post reverse stock split basis.
3 Based on the closing price of USEA of $3.06 as of March 10, 2023, the special dividend of $1 paid on January 10, 2023, and a split distribution ratio of 1 USEA share for every 11.8 SHIP shares adjusted for the reverse stock split.
4 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

For the twelve-month period ended December 31, 2022, Net Revenues were $125.0 million, compared to $153.1 million in the same period of 2021. Adjusted EBITDA for the twelve months of 2022 was $65.6 million, compared to $90.1 million in the same period of 2021. The daily TCE of the fleet for the twelve months of 2022 was $20,040, compared to $27,399 in the twelve months of 2021. The average daily OPEX was $6,819, compared to $6,211 of the respective period of 2021.

Cash and cash-equivalents, restricted cash and term deposits, as of December 31, 2022, stood at $32.5 million. Shareholders’ equity at the end of the fourth quarter was $221.7 million. Long-term debt (senior loans, convertible note and other financial liabilities) net of deferred charges stood at $255.7 million, while the book value of the fleet was $462.4 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to report another profitable year for Seanergy, despite the prevailing global economic and political challenges that have negatively affected our industry.

“For the fourth quarter of 2022 our Board of Directors has approved a cash dividend of $0.025 per share which represents the majority of Seanergy’s net income for the quarter. We remain cognizant of current Capesize market conditions and our primary aim is to preserve a balance between financial flexibility, capital returns and investment opportunities. Since we initiated our dividend policy in the beginning of 2022, total cash dividends declared have been approximately $22.9 million or $1.275 per share, representing a 20% yield based on our share price as of March 10, 2023. Along with the successful execution of $35.5 million in repurchases of common shares and convertible securities since December 2021, we have deployed approximately $58.4 million benefiting our common shareholders over the last 15 months.

“In July 2022, we completed the spin-off of United Maritime Corporation, which commenced trading on the NASDAQ Capital Market on July 6, 2022, under the ticker “USEA”. The distribution of all of United’s common shares to our shareholders represents an additional significant return of value.

“As far as our results for the fourth quarter of 2022 are concerned, we recorded a TCE of $17,300, achieving a premium of 16% over the Baltic Capesize Index and for the full year our daily TCE of $20,040 represented a premium of about 24% over the index. We have outperformed the market consistently over the past quarters, despite the volatility experienced in day-rates, and we consider this a main pillar of our success. Our Net Income for the fourth quarter and full year period was equal to $0.5 million and $17.2 million, respectively. Our decision to focus on high quality vessels in combination with our proactive freight hedging strategy and the premiums earned by our scrubber fitted vessels have mitigated the effects of a falling spot market.

“Regarding our fleet renewal strategy, in December 2022 we took delivery of a scrubber fitted Capesize vessel built in 2012 in Japan, the M/V Paroship. The vessel entered a time charter (“T/C”) with a major European ship operator for a period of about 10 months at an index linked rate with the majority of the scrubber profit being assigned to Seanergy. This was the second vessel purchased by our Company in 2022, following the acquisition of the 2010 Japanese-built M/V Honorship in the second quarter, also chartered to NYK and for a period of about 20 to about 24 months on an index linked rate. These vessels replaced the older M/V Goodship and M/V Tradership, built in 2005 and 2006, respectively, which we agreed to sell in the fourth quarter of 2022 to United Maritime, as well as the 2004-built M/V Gloriuship that was spun-off in July 2022 as part of United Maritime. Through these purchase and sale transactions we reduced the average age of our fleet by approximately one year. Furthermore, the scrubber profit sharing schemes of our fleet have been improved, which will add meaningfully to our revenues in 2023 and beyond.

“On the financing front, within 2022 we concluded approximately $124.8 million in new financing arrangements and refinancings and we have sufficient liquidity to mitigate a softer market environment, whilst we are continuously renewing our fleet in expectancy of a stronger rates environment later in 2023.

“In February 2023, we effected a one-for-ten reverse stock split to proactively achieve compliance with Nasdaq’s listing rules, attract a broader and long-term investor base and improve the daily marketability and liquidity of our shares. On that note, given what I believe to be a material undervaluation of our common stock, I have decided to invest up to $1 million of my personal capital in additional Seanergy shares. I intend to commence the purchases in the open market following the announcement of our financial results in line with Seanergy’s trading policy.

“Moving on to issues relating to Environmental, Social and Governance, in December 2022 we released our first ESG report, which has been prepared in accordance with the Global Reporting Initiative Standards (GRI) and the Sustainability Accounting Standards Board (SASB). On this note, I am pleased to see our fleet consistently managing to secure premiums to benchmark Baltic Capesize Index levels on our recent time charter renewals, which in many ways comes on the back of our ambitious energy efficiency improvement program implemented over the last two years.

“Regarding current market conditions, we are glad to see that the seasonal spot market weakness was short-lived, and we already see signs of recovery with spot rates and forward curves moving up substantially in recent days. We also note that vessel values have remained firm through the recent months based on our sector’s strong forward outlook. With dry bulk fleet growth at the lowest levels on record and with demand for dry bulk commodities expected to rebound after the reopening of China, we remain confident in the long-term prospects of the market and believe that Seanergy is very well positioned to benefit from the widely anticipated rebound in the sector. We will continue to evaluate our options with respect to returning capital to shareholders and accretive vessel acquisitions.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA Conversion option(1)	Minimum T/C expiration	Maximum T/C expiration(2)	Charterer
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2024	10/2024	Anglo American
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	10/2023	01/2024	Cargill
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	11/2023	11/2023	Cargill
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	05/2026	Cargill
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	11/2023	05/2024	Glencore
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	05/2023	11/2023	Glencore
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	11/2022	05/2023	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	12/2022	06/2023	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	01/2023	06/2023	NYK
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	12/2023	04/2024	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	02/2024	06/2024	NYK
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	01/2023	05/2023	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Paroship	181,415	2012	Koyo-Imabari	Yes	T/C Index Linked	Yes	10/2023	12/2023	Oldendorff
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	10/2022	11/2023	Uniper
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	08/2023	10/2023	Uniper
Total / Average age	2,846,965	12.1	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(2)	The latest redelivery date does not include any additional optional period.

Fleet Data:

(U.S. Dollars in thousands)
	Q4 2022	Q4 2021	FY 2022	FY 2021
Ownership days (1)	1,569	1,508	6,219	5,140
Operating days (2)	1,525	1,493	5,905	4,987
Fleet utilization (3)	97.2%	99.0%	95.0%	97.0%
TCE rate (4)	$17,294	$36,642	$20,040	$27,399
Daily Vessel Operating Expenses (5)	$6,651	$7,184	$6,819	$6,211

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q4 2022	Q4 2021	FY 2022	FY 2021
Vessel revenue, net	27,153	56,699	122,629	153,108
Less: Voyage expenses	780	1,992	4,293	16,469
Time charter equivalent revenues	26,373	54,707	118,336	136,639
Operating days	1,525	1,493	5,905	4,987
TCE rate	$17,294	$36,642	$20,040	$27,399

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q4 2022	Q4 2021	FY 2022	FY 2021
Vessel operating expenses	10,908	11,862	43,550	36,332
Less: Pre-delivery expenses	473	1,029	1,144	4,410
Vessel operating expenses before pre-delivery expenses	10,435	10,833	42,406	31,922
Ownership days	1,569	1,508	6,219	5,140
Daily Vessel Operating Expenses	$6,651	$7,184	$6,819	$6,211

Net Income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q4 2022	Q4 2021	FY 2022	FY 2021
Net income	493	20,644	17,239	41,348
Net interest and finance cost	4,025	4,751	13,971	17,618
Depreciation and amortization	7,501	6,117	28,297	19,944
Taxes	-	-	(28)	-
EBITDA	12,019	31,512	59,479	78,910
Stock based compensation	423	393	7,185	5,097
Loss on extinguishment of debt	6	6,863	1,291	6,863
Loss / (gain) on forward freight agreements, net	10	(24)	417	(24)
Loss / (gain) on sale of vessel	-	19	-	(697)
Gain on spin-off	-	-	(2,800)	-
Adjusted EBITDA	12,458	38,763	65,572	90,149

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and the non-recurring gains on spin-off and on sale of vessel, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net income Reconciliation and calculation of Adjusted Net Income Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q4 2022	Q4 2021	FY 2022	FY 2021
Net income	493	20,644	17,239	41,348
Stock based compensation	423	393	7,185	5,097
Loss on extinguishment of debt	6	6,863	1,291	6,863
Loss / (gain) on forward freight agreements, net	10	(24)	417	(24)
Gain on spin-off	-	-	(2,800)	-
Adjusted net income	932	27,876	23,332	53,284
Adjusted net income per common share, basic	0.05	1.63	1.33	3.48
Adjusted net income per common share, diluted	0.05	1.36	1.32	2.78
Weighted average number of common shares outstanding, basic	17,897,084	17,088,401	17,493,033	15,332,190
Weighted average number of common shares outstanding, diluted	17,897,084	20,522,839	17,684,048	19,133,752

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2022	Q4 2021	FY 2022	FY 2021
Interest and finance costs, net	(4,025)	(4,751)	(13,971)	(17,618)
Add: Amortization of deferred finance charges and other discounts	879	892	2,575	3,333
Add: Amortization of convertible note beneficial conversion feature	-	878	-	2,887
Add: Amortization of other deferred charges (shares issued to third party)	64	75	284	326
Cash interest and finance costs	(3,082)	(2,906)	(11,112)	(11,072)
Add: Restructuring expenses	-	(25)	-	22
Cash interest and finance costs, net of restructuring expenses	(3,082)	(2,931)	(11,112)	(11,050)

First Quarter 2023 TCE Guidance:

As of the date hereof, approximately 89% of the Company fleet’s expected operating days in the first quarter of 2023 have been fixed at an estimated TCE of approximately $9,698.  Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE will be equal to the average Forward Freight Agreement (“FFA”) rate of $15,000 per day (based on the FFA curve of March 10, 2023), Our estimated TCE for the first quarter of 2023 will be approximately $10,1915. The following table provides the break-down of index-linked charter and fixed-rate charters in the first quarter of 2023:

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	0	N/A
TCE - fixed rate	0	N/A
TCE – index-linked unhedged	1,539	10,191
Total / Average	1,539	10,191

Fourth Quarter and Recent Developments:

Reverse stock split and Nasdaq Compliance

At the opening of trading on February 16, 2023, a 1-for-10 reverse stock split of the Company’s common stock became effective and our shares began trading on a split adjusted basis on the Nasdaq Capital Market.

The exercise price of the Company’s outstanding Class D and Class E warrants, the conversion price of the Company’s $3.2 million outstanding convertible note, and the number of shares issuable on conversion or exchange of such securities, was adjusted accordingly.

On March 3, 2023, we received a letter from Nasdaq confirming that we had regained compliance with Nasdaq’s minimum bid price requirement.

Dividend Distribution for Q3 2022 and Declaration of Q4 2022 Dividend

On January 30, 2023, the Company paid the previously announced quarterly dividend of $0.025 per share, for the third quarter of 2022, to all shareholders of record as of December 28, 2022.

The Company also declared a cash dividend of $0.025 per share for the fourth quarter of 2022 payable on or about April 25, 2023 to the shareholders of record as of March 31, 2023.

5 This guidance is based on certain assumptions and there can be no assurance that these TCE estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE realized will vary with the underlying index, and for the purposes of this guidance, the TCE assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $15,000 based on the curve of March 10, 2023.  Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Completion of the tender offer for the purchase of the Class E Common Share Purchase Warrants

On January 10, 2023, the Company completed its tender offer to purchase all outstanding Class E Warrants at a price of $0.20 per warrant. The total number of warrants tendered was 4,038,114 warrants, representing approximately 47% of the outstanding Class E Warrants. The remaining outstanding Class E Warrants are exercisable to purchase up to 449,459 of our common shares at an exercise price of $4.99 per common share.

Buyback of Convertible Note

On January 3, 2023, the Company repaid $8.0 million of the note issued to Jelco Delta Holding Corp. (“Note”) at its face value, without any prepayment cost or additional consideration in accordance with the terms of the Note. Based on a conversion price of $12 per share, the buyback pre-empted the potential issuance of 667,000 shares.

In addition, considering that the Note carries a fixed coupon of 5.5% p.a., the Company will realize annual interest savings of $440,000. There are approximately $3.2 million currently outstanding under the Note, which is the only remaining convertible note issued by the Company.

Environmental, Social and Governance Report for 2021

On December 22, 2022, the Company released its Environmental, Social and Governance Report (“ESG Report”) for the year ended December 31, 2021. The ESG Report provides an overview of Seanergy’s policies relating to environmental, social and governance commitments of the Company and has been developed in accordance with the Global Reporting Initiative Standards (GRI) and the Sustainability Accounting Standards Board (SASB).

Stock Purchases by the CEO

Seanergy’s Chairman & Chief Executive Officer, Stamatis Tsantanis, has since August 2022 purchased 300,000 of the Company’s common shares in the open market.

Mr. Tsantanis has also announced his intention to purchase an aggregate of up to $1,000,000 in the Company’s common shares in the open market, following the effective date of the reverse stock split.

Vessel Transactions and Commercial Updates

Acquisition of M/V Paroship

In December 2022, the Company took delivery of the 181,415 dwt Capesize bulk carrier, built in 2012 in Japan, which was renamed M/V Paroship. The M/V Paroship was acquired for a gross purchase price of $31.0 million and was fixed on a T/C with Oldendorff Carriers, with the T/C having a term of about 10 months. The gross daily rate of the T/C is based at a premium over the BCI.

Sale of M/V Goodship and M/V Tradership

In December 2022, the Company entered into agreements for the sale of the oldest vessels in its fleet, the 177,536 dwt M/V Goodship and the 176,925 dwt M/V Tradership for an aggregate price of $36.25 million. The delivery of both vessels took place in February 2023.

M/V Patriotship

In November 2022, the M/V Patriotship was delivered to Glencore for a period of about 12 to about 18 months. The gross daily rate of the T/C is based at a premium over the BCI. In addition, the Company has the option to convert the index-linked rate to a fixed rate based on the prevailing Capesize FFA for the selected period.

M/V Premiership

In October 2022, the charterer of the M/V Premiership agreed to exercise the optional period extending the T/C for a period of about 11 months to about 13 months including the option to the owner to convert this charter party to a fixed rate based on prevailing BCI FFA rate.

M/V Squireship

In November 2022, the charterer of the M/V Squireship agreed to exercise the optional period extending the T/C for a period of about 11 months to about 13 months including the option to the owner to convert this charter party to a fixed rate based on prevailing BCI FFA rate.

Financing Updates

New Loan Facility with Alpha Bank S.A.

On December 15, 2022, the Company entered into a $16.5 million loan facility to finance part of the acquisition cost of the M/V Paroship. The facility has a term of four years, while the interest rate is 2.9% plus term SOFR per annum and will amortize through four quarterly instalments of $0.5 million, followed by twelve quarterly installments of $0.4 million and a $9.6 million balloon payment at maturity. The facility is secured by, among others, a mortgage on the M/V Paroship and a corporate guarantee from the Company.

Prepayment of Aegean Baltic Bank Loan Facility

In connection with the recent sales of the M/V Goodship and M/V Tradership, the Company prepaid on February 9, 2023, the outstanding amount of $6.1 million of the tranche secured by the M/V Goodship and on February 24, 2023, the outstanding amount of $6.8 million of the second and final tranche of the facility, secured by the M/V Tradership.

Danish Ship Finance Commitment Letter for Sustainability Linked Loan Facility

On March 2, 2023, the Company obtained a commitment letter from Danish Ship Finance for a sustainability-linked loan facility of up to $15.8 million, in order to exercise the repurchase option for the M/V Championship under the sale and leaseback agreement with Cargill. The interest rate will be 2.65% plus 3-month Term SOFR per annum, which can decrease or increase by 0.05% based on certain emission reduction thresholds, and the term of the agreement will be five years. The facility will be repayable through eight quarterly instalments of $0.7 million followed by 12 quarterly instalments of $0.6 million and a balloon of $2.9 million payable together with the last instalment. The transaction is subject to completion of definitive documentation.

Conference Call:

The Company’s management will host a conference call to discuss financial results on Tuesday, March 14, 2023 at 10:00 a.m. Eastern Time.

Slides and Audio Webcast:

There will be a live, and then archived, webcast of the conference call and accompanying slides available through the Company’s website. To access the slides and listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on the Seanergy website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31, 2022	December 31, 2021*
ASSETS
Cash and cash equivalents, restricted cash and term deposits	32,477	47,126
Vessels, net and Vessels held for sale	462,385	426,062
Other assets	18,738	14,023
TOTAL ASSETS	513,600	487,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities	244,866	215,174
Convertible notes	10,833	7,573
Other liabilities	36,202	19,988
Stockholders’ equity[6]	221,699	244,476
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	513,600	487,211

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
Vessel revenue, net	27,153	56,699	122,629	153,108
Fees from related parties	1,374	-	2,391	-
Revenue, net	28,527	56,699	125,020	153,108
Expenses:
Voyage expenses	(780)	(1,992)	(4,293)	(16,469)
Vessel operating expenses	(10,908)	(11,862)	(43,550)	(36,332)
Management fees	(291)	(406)	(1,368)	(1,435)
General and administrative expenses	(4,368)	(4,024)	(17,412)	(13,739)
Depreciation and amortization	(7,501)	(6,117)	(28,297)	(19,944)
(Loss) / gain on forward freight agreements, net	(10)	24	(417)	24
(Loss) / gain on sale of vessel	-	(19)	-	697
Operating income	4,669	32,303	29,683	65,910
Other income / (expenses):
Interest and finance costs, net[1]	(4,025)	(4,751)	(13,971)	(17,618)
Loss on extinguishment of debt	(6)	(6,863)	(1,291)	(6,863)
Gain on spin-off	-	-	2,800	-
Other, net	(145)	(45)	18	(81)
Total other expenses, net:	(4,176)	(11,659)	(12,444)	(24,562)
Net income	493	20,644	17,239	41,348

Net income per common share, basic	0.03	1.21	0.97	2.70
Net income per common share, diluted	0.03	1.01	0.96	2.16
Weighted average number of common shares outstanding, basic	17,897,084	17,088,401	17,493,033	15,332,190
Weighted average number of common shares outstanding, diluted	17,897,084	20,522,839	17,684,048	19,133,752

6   On January 1, 2022, we adopted ASU 2020-06, eliminating the beneficial conversion feature model in ASC 470-20. The adoption of ASU 2020-06 resulted in an increase of the Convertible notes, a reduction of the Accumulated deficit and a reduction of Additional paid-in capital.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	December 31,
	2022	2021
Net cash provided by operating activities	37,286	80,760

Vessels acquisitions and improvements	(70,321)	(197,214)
Advances from related party from sale of assets	12,688	12,600
Investment in Series C preferred shares	(10,000)	-
Proceeds from redemption of Series C preferred shares	10,000	-
Term deposits	1,500	100
Other fixed assets, net	(130)	(106)
Net cash used in investing activities	(56,263)	(184,620)

Proceeds from long-term debt and other financial liabilities	124,800	180,320
Proceeds from issuance of preferred stock	-	250
Repayments of long-term debt and other financial liabilities	(89,698)	(132,058)
Repayments of convertible notes	(10,000)	(13,950)
Payments from repurchase of common stock	-	(1,708)
Payments for repurchase of warrants	-	(1,023)
Payments of financing and stock issuance costs	(1,420)	(2,698)
Dividends paid	(17,924)	-
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	70	98,302
Net cash provided by financing activities	5,828	127,435

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	11,710	11,166

Noncash investing activities
Vessels acquisitions and improvements	1,015	837

Noncash financing activities
Dividends declared but not paid	4,548	-
Units issued for repayment of subordinated long term-debt	-	3,000
Repayment of subordinated long term-debt by issuance of units	-	(3,000)
Common shares issued by conversion of notes	-	3,600
Notes reduction via conversion	-	(3,600)

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 16 Capesize vessels with an average age of approximately 12.1 years and an aggregate cargo carrying capacity of approximately 2,846,965 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com